FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 29, 2020

1.       DATE, TIME AND PLACE: on July 29, at 12:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.       AGENDA: (i) Analysis and deliberation on the quarterly information for the period ended June 30, 2020; (ii) Analysis and deliberation on the management proposal for the issuance of shares within the scope of the Company's stock option program and the respective capital increase

5.       RESOLUTIONS: The Messrs. members of the Board of Directors examined the items on the Agenda and took the following resolutions unanimously and without reservation:

5.1       Analysis and deliberation on the quarterly information for the period ended June 30, 2020: after presentation by Mr. Christophe Hidalgo, and in accordance with the recommendation of approval of the Audit Committee and of the Fiscal Council, the Board Members decided to approve the quarterly information for the period ended June 30, 2020 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by referral to the Securities and Exchange Commission - CVM, the Securities Exchange Commission - SEC and B3 SA - Brasil, Bolsa, Balcão.;

5.2       Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B4, B5 and B6 of the Compensation Plan, and to Series C4 and C5 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 6,232,007.98 (six million, two hundred and thirty-two thousand and seven reais and ninety-eight centavos), by issuance of 286,730 (two hundred and eighty-six thousand, seven hundred and thirty) common shares, whereas:

(i)                  157,876 (one hundred and fifty-seven thousand, eight hundred and seventy-six) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 1,578.76 (one thousand, five hundred and seventy-eight reais and seventy-six centavos), due to the exercise of options from Series B4;

(ii)                93,964 (ninety-three thousand, nine hundred and sixty-four) common shares, at the issuance rate of R$ 56.78 (fifty-six reais and seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 5,335,275.92 (five million, three hundred and thirty-five thousand, two hundred and seventy-five reais and ninety-two centavos), due to the exercise of options from Series C4;

(iii)              15,057 (fifteen thousand and fifty-seven) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 150.57 (one hundred and fifty reais and fifty-seven centavos), due to the exercise of options from Series B5;

(iv)              14,294 (fourteen thousand, two hundred and ninety-four) common shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 894,947.34 (eight hundred and ninety-four thousand, nine hundred and forty-seven reais and thirty-four centavos), due to the exercise of options from Series C5; and

(v)                5,539 (five thousand, five hundred and thirty-nine) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 55.39 (fifty-five reais and thirty-nine centavos), due to the exercise of options from Series B6.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,858,988,132.04 (six billion, eight hundred and fifty-eight million, nine hundred and eighty-eight thousand, one hundred and thirty-two reais and four centavos) to R$ 6,865.220,140.02 (six billion, eight hundred and sixty-five million, two hundred and twenty thousand, one hundred and forty reais and two centavos), fully subscribed and paid for, divided into 268,336,226 (two hundred and sixty-eight million, three hundred and thirty-six thousand, two hundred and twenty-six) common shares with no par value.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 29, 2020. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 29, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.